[LETTERHEAD OF INTERNATIONAL TEXTILE GROUP]

January 29, 2007

To:   United States Securities and Exchange Commission
      Division of Corporation Finance
      Office of the Chief Accountant
      450 Fifth Street, N.W.
      Washington, D.C.  20549
        Attention: Ms. Louise Dorsey, Associate Chief Accountant

Cc:   Mr. Jeffrey Sears, Division of Corporation Finance

Re: Determination of Acquiring Entity and Historical Financial Statement and Auditors' Report Presentation Requirements in an Annual Report on Form 10-K for Merged Companies Under Common Control

--------------------------------------------------------------------------------

Introduction:

The purpose of this letter is to seek the concurrence of the Office of the Chief Accountant of the Division of Corporation Finance of the Securities and Exchange Commission (the "SEC") with certain conclusions of the Company (as defined below) related to the determination of the acquiring entity in a merger of companies under common control. Additionally, based on the Company's conclusion regarding the acquiring entity, the Company seeks concurrence with respect to the presentation of prior period financial information as required by the "as-if pooling-of-interests" method of accounting used for a merger of companies under common control.

The presentation of prior period financial results has presented certain principal auditor issues (as described below). The proposed resolution of these principal auditor issues affects the 2005 financial statement presentation, certain disclosures, including those in management's discussion and analysis of financial condition and results of operations ("MD&A"), and the independent registered public accounting firm's reports on the 2005 financial statements to be included in the Company's Annual Report on Form 10-K for the period ended December 31, 2006 (the "2006 Form 10-K"), which is required to be filed with the SEC not later than April 2, 2007.

Issues:

      1. Which company is the acquiring entity for accounting purposes with respect the merger of companies under common control described below?

      2. What is the proper presentation of the historical financial statements and related notes and MD&A for the 2005 financial reporting period required to be included in the 2006 Form 10-K?

Background:

On October 20, 2006, ITG Holdings, Inc. (f/k/a/ International Textile Group, Inc., "ITGH" a privately held company) and Safety Components International, Inc. ("SCI" a public company) completed the merger (the "Merger') of ITGH with and into a wholly owned subsidiary of SCI. Upon the effective time of the Merger, ITGH became a wholly owned subsidiary of SCI and SCI changed its name to International Textile Group, Inc. (the "Company" or the "Registrant"). The merger was accomplished by SCI issuing shares of common stock in exchange for the shares of ITGH common stock.

Reference is made to the Company's registration statement on Form S-4 filed on September 1, 2006 (as subsequently amended) and the Company's current report on Form 8-K filed on October 26, 2006, which include certain audited and unaudited historical, and unaudited pro forma condensed combined, financial information relating to each of SCI, ITGH and the Company.

ITGH (a privately held company) was organized in March 2004 by certain affiliates of Mr. Wilbur L. Ross, Jr. ("WLR"), which at that time owned 100% of ITGH, to combine certain assets purchased from Burlington Industries, Inc. and Cone Mills Corporation. ITGH was a diverse, global provider of textile products and solutions to apparel and interior furnishings customers worldwide. On December 2, 2005, affiliates of WLR acquired approximately 77.3% of SCI's outstanding common stock. SCI, which, immediately prior to the Merger, was subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and filed reports and other information with the SEC, was an independent supplier of high quality automotive airbag fabric and airbag cushions for automotive airbag modules, with operations in North America, Europe, South Africa and China.

Immediately prior to the completion of the Merger, affiliates of WLR owned approximately 75.6% of SCI's outstanding stock, and approximately 85.4% of ITGH's outstanding stock. Pursuant to the agreement governing the Merger, shares of ITGH common stock were exchanged for shares of common stock of SCI at a ratio of 1.4739 shares of ITGH common stock for one share of common stock of SCI. Immediately after the Merger, affiliates of WLR owned approximately 82.0% of the outstanding stock of the Company and the former shareholders of ITGH held approximately 65% of the common stock of the Company (approximately 56% owned by affiliates of WLR and 9% by other parties).

For its most recently audited fiscal year (FYE December 31, 2005), SCI had net sales of $220.1 million and total assets of $118.4 million. For its most recently audited fiscal year (FYE October 2, 2005), ITGH had net sales of $724.1 million and total assets of $291.6 million.

Mr. Wilbur L. Ross, Jr. served as the chairman of the board of each of SCI and ITGH. Four of the five directors of SCI, and five of the six directors of ITGH, immediately prior to the Merger were affiliated with WLR. Immediately after the completion of the Merger, Mr. Ross continued to serve as chairman of the board of the Company and seven of the nine directors of the Company were affiliated with WLR. Upon completion of the Merger, the Company relocated its headquarters to Greensboro, North Carolina, Management of ITGH currently serves as management of the combined Company and the Company remains subject to the requirements of the Exchange Act.

Immediately prior to the Merger, SCI reported its results on a calendar fiscal year basis whereas ITGH used a 52-53 week fiscal year that ended on the Sunday nearest September 30 of each year. Following the Merger, the Company reports its results on a calendar fiscal year basis. SCI's financial statements for its 2004 and 2005 fiscal years were audited by PricewaterhouseCoopers LLP ("PWC"), and ITGH's financial statements for its 2004 and 2005 fiscal years were audited by KPMG LLP ("KPMG"). KPMG was appointed as the independent registered public accounting firm of SCI beginning after the completion of the audit of SCI's financial results for its fiscal year ended December 31, 2005 by PWC. KPMG is the Company's current independent registered public accounting firm.

Issue # 1 Authoritative Guidance:

Based upon these facts and circumstances, common control of SCI and ITGH existed commencing December 2, 2005 and at the date of the Merger pursuant to Emerging Issues Task Force 02-5, Definition of `Common Control' in Relation to FASB Statement No. 141, Business Combinations. According to paragraph 9 of Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations, "Control is generally indicated by ownership by one company, directly or indirectly, of over fifty percent of the outstanding voting shares of another company." Paragraph 11 of SFAS No. 141 states that the term business combination excludes transfers of net assets or exchanges of equity interests between entities under common control. Paragraph 11 of SFAS No. 141 also states that transfers of net assets or exchanges of equity interests between entities under common control should be accounted for pursuant to the guidance provided at paragraphs D11 - D18 of Appendix D of SFAS No. 141. In practice, the method used to account for such transactions is similar to the pooling-of-interests method ("as-if pooling-of-interests") in that the entity that receives the net assets or the equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.

Regarding the reporting periods required to be presented in an "as-if pooling-of-interests" transaction, SFAS No. 141 paragraphs D16--D17 specify:

      The financial statements of the receiving entity should report results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had occurred at the beginning of the period. Results of operations for that period will thus comprise those of the previously separate entities combined from the beginning of the period to the date the transfer is completed and those of the combined operations from that date to the end of the period....
      Similarly, the receiving entity should present the statement of financial position and other financial information as of the beginning of the period as though the assets and liabilities had been transferred at that date. Financial statements and financial information presented for prior years should also be restated to furnish comparative information. All restated financial statements and financial summaries should indicate clearly that financial data of previously separate entities are combined.

The Company's independent registered public accounting firm, KPMG, has provided the following guidance from its handbook "KPMG Business Combinations Handbook Volume III October 1996 (APB 16)":

5.007 In "as-if pooling-of-interests" accounting, financial statements of the previously separate companies for periods prior to the combination generally are restated on a combined basis to furnish comparative information. However, the SEC staff has indicated that, in "as-if pooling-of-interests" accounting, the financial statements of the previously separate entities should not be combined for periods prior to the date that common control was established.

While the accounting for the portion of ITG that is under common control would be in accordance with the guidance noted above (i.e. carryover basis - treated as an as-if-pooling), the Company will also account for the acquisition of the minority interest of ITGH using the purchase method in accordance with SFAS No. 141 Paragraph 14 and FASB Technical Bulletin ("FTB") No. 85-5, Issues Relating to Accounting for Business Combinations. FTB No. 85-5 states, "If some or all of the shares owned by minority shareholders are exchanged for shares of ownership in another subsidiary of the parent (or a new subsidiary formed by combining two or more subsidiaries of the parent), then the transaction is recognized by the parent company as the acquisition of shares from the minority interest, which according to paragraph 14 of Statement 141 should be accounted for by the purchase method, that is, based on fair value. The original minority interest effectively is purchased, and a new minority interest in a different subsidiary is created." Thus, for the portion of the merger related to the exchange of SCI stock for the minority interest of ITGH, the Company will apply the purchase method of accounting (thereby recording a step up in basis).

Issue # 1 Conclusion:

The Company believes that SCI is the "predecessor" entity for both legal and accounting purposes prior to the date that common control was established. It is important to note that SCI was the public registrant and that SCI issued shares to ITGH shareholders in exchange for ITGH shares in connection with the merger. This treatment is consistent with the presentation in Form S-4 filed on September 1, 2006 (as subsequently amended). The Company has also considered the guidance offered by the SEC speech given by Leslie A. Overton on December 12, 2006 at the National Conference on Current SEC & PCAOB Developments which described accounting and reporting issues for mergers of entities under common control just prior to or simultaneous with an initial public offering. This guidance suggests that the predecessor company in the transaction will generally be the entity first acquired or controlled by the parent of the entities that are to be combined. In this case, the entity first acquired by WLR was ITGH, which was acquired in March 2004, whereas SCI was acquired on December 2, 2005., The Company believes that the fact pattern in its case differs significantly from that contemplated by the Ms. Overton's speech. Namely, the speech focuses on a merger of entities under common control in the context of an impending IPO whereas, in the Company's situation, SCI was already a public registrant which issued its shares in connection with a merger with a privately held company, ITGH. The Company feels it is important that when a public company issues shares in the merger, the reporting history of that company should remain. The Company's conclusion that SCI is the predecessor entity results in the inclusion of the public registrant's historical financial statements in future filings, which the Company believes is most meaningful.

While the Company's current auditor agrees with this position, PwC has indicated they do not agree and believe that ITGH is the acquirer because ITGH is the entity that was owned the longest by WLR.

Issue # 2 Background:

Based on the Company's conclusion that SCI is the acquiring entity for accounting purposes for the merger of entities under common control, the Company next considered the proper financial statement presentation required by the "as-if pooling-of-interests" method of accounting. In considering this presentation, the Company noted that certain principal auditor issues resulted with respect to the requirement to restate prior period financial results.

Issue # 2 Authoritative Guidance:

Regulation S-X Rules 3-01(a) and 3-02(a) set out the balance sheet and statements of income and cash flow disclosures that a company subject thereto must include in a report:

      There shall be filed, for the registrant and its subsidiaries consolidated, audited balance sheets as of the end of each of the two most recent fiscal years.... There shall be filed, for the registrant and its subsidiaries consolidated and for its predecessors, audited statements of income and cash flows for each of the three fiscal years preceding the date of the most recent audited balance sheet being filed...

Issue # 2 Conclusion:

The general guidelines of SFAS No. 141 for transactions accounted for under the "as-if pooling-of-interests" method require that the results of operations for the period in which an exchange of equity interests occurs be reported as though the exchange of equity interests had occurred at the beginning of that period. In this situation, the Merger occurred on October 20, 2006 and, under these guidelines, the Registrant should reflect ITGH's results of operations in its statements of income and cash flows for the fiscal year ended December 31, 2006 as if the Merger had occurred on January 1, 2006. Under the general guidelines of SFAS No. 141, all prior periods presented also should be restated in order to present comparable information for all periods. With respect to the 2006 Form 10-K, these periods would be the fiscal years ended December 31, 2005 and 2004 for the statements of income and cash flows, and December 31, 2006 and December 31, 2005 for the balance sheets. However, since common control was established on December 2, 2005, the financial statements of ITGH should not be combined for periods prior to the date common control commenced. Accordingly, the balance sheet as of December 31, 2005 and the statements of income, shareholders' equity and cash flows for the Company's fiscal year ended December 31, 2005 would be restated to include ITGH's financial position information as of December 31, 2005 and its results of operations from the period from December 3, 2005 to December 31, 2005. The statements of income, shareholders' equity and cash flows for the Company's fiscal year ended December 31, 2004 would not be restated and would therefore reflect only SCI's results of operations.

According to the SEC Staff Training Manual, an independent registered public accounting firm must take responsibility for the financial statements of the registrant for each year presented, although that independent registered public accounting firm may refer to other independent registered public accounting firms whose reports and audits are being relied upon by the principal independent registered public accounting firm. The principal independent registered public accounting firm is expected to have audited or assumed responsibility for reporting on at least 50% of the assets and revenues of the consolidated entity. For the Company's restated fiscal year ended December 31, 2005, giving effect to the completion of the Merger and applying the as-if pooling-of-interests method of accounting, PWC (as SCI's auditor with respect to its 2005 fiscal year) believes that it does not qualify as the principal independent registered public accounting firm for the audit of the combined 2005 financial statements since PWC did not audit at least 50% of the Company's restated assets or revenues as of and for the period ended December 31, 2005. Furthermore, KPMG did not audit at least 50% of the Company's restated revenues for the fiscal year ended December 31, 2005.

Given the Company's conclusion under Issue # 1 that SCI is the acquiring entity, which puts PWC in a better position to serve as principal auditor for 2005, the Company proposed that it would seek a waiver from the SEC staff regarding the 50% rule so that PWC could serve as principal auditor for the 2005 year.

However, PWC has rejected that proposal and has indicated they are only prepared to report as of and for the eleven month period ended December 2, 2005. As a result, the Company will present 2005 as a separate 11 month period ended December 2, 2005 reported on by PWC, and a separate one month period ended December 31, 2005 reported on by KPMG. This proposed presentation was tentatively agreed to by KPMG's national office with the caveat that the Company would seek pre-approval from the SEC staff. The Company's proposed presentation is summarized below:

      o     Balance Sheets

                  o December 31, 2006: Combined SCI and ITGH (giving effect to the Merger accounted for using the as-if pooling-of interests method to be reported upon by KPMG)

                  o December 31, 2005: Combined SCI and ITGH (giving effect to the Merger accounted for using the as-if pooling-of interests method to be reported upon by KPMG) (See
                        Exhibit 1)

      o     Statements of Income, Shareholders' Equity and Cash Flows

                  o Fiscal year ended December 31, 2006: SCI and ITGH (giving effect to the Merger accounted for using the as-if pooling-of interests method to be reported upon by
                        KPMG)

                  o Period from December 3, 2005 to December 31, 2005: SCI and ITGH (giving effect to the Merger accounted for using the as-if pooling-of interests method to be reported upon by KPMG) (See Exhibit 2)

                  o Period from January 1, 2005 to December 2, 2005: SCI only (to be reported upon by PWC) (See Exhibit 2)

                  o Fiscal year ended December 31, 2004: SCI only (to be reported upon by PWC)

      o     MD&A

                  o Fiscal year ended December 31, 2006: SCI and ITGH (giving effect to the Merger accounted for using the as-if pooling-of interests method) as compared with a pro forma fiscal year 2005 SCI and ITGH (giving effect as if the merger had occurred on January 1, 2005)

                  o     Fiscal year ended December 31, 2005:

                              o SCI and ITGH for the period December 3, 2005 to December 31, 2005 without comparison to prior year, and

                              o Eleven months ended December 2, 2005 as compared to SCI only for fiscal year ended December 31, 2004, with sufficient discussion of the period December 3, 2005 to December 31, 2005 on a stand alone basis for SCI to provide comparability.

The Registrant has engaged KPMG to audit its combined financial statements as of and for the fiscal year ended December 31, 2006. Additionally, the Registrant has engaged KPMG to audit ITGH's and SCI's results of operations and cash flows for the period from December 3, 2005 to December 31, 2005, as well as the balance sheet of the combined ITGH and SCI as of December 31, 2005. The Registrant has also engaged PWC to audit SCI's results of operations for the period from January 1, 2005 to December 2, 2005. The above-listed 2005 financial statements would be presented separately in the 2006 Form 10-K, without combining such periods, and the related notes would be presented in a similar format for each period presented. The Registrant plans to disclose this basis of presentation in a "Basis of Presentation" footnote in the notes to the Registrant's consolidated financial statements in the 2006 form 10-K.

In order to provide the most meaningful information to investors, MD&A would discuss (i) the Company's results of operations and cash flows for the 2006 fiscal year ended December 31, 2006, giving effect to the Merger as if it had occurred on January 1, 2006, compared with a pro forma 2005 fiscal year of the combined entities as if the Merger had occurred on January 1, 2005, and (ii) the Company's results of operations and cash flows for the 2005 fiscal year ended December 31, 2005, including (a) the results of operations and cash flows of both SCI and ITGH for the approximate one month period ended December 31, 2005, without comparison to the prior year and (b) the results of operations and cash flows of SCI only for the eleven months ended December 2, 2005, with sufficient discussion of the period December 3, 2005 to December 31, 2005 on a stand alone basis to provide comparability to the fiscal year ended December 31, 2004.

Issue # 2 Proposed Alternative:

The Company considered whether either firm could satisfy the principal auditor requirements with respect to the Company's 2005 fiscal year financial statements (which would include the results of both SCI and ITGH on a combined basis after giving effect to the Merger). However, this alternative was considered to be impractical from a timing perspective as well as too costly since it would require either KPMG to perform an audit of SCI's results for its full fiscal year ended December 31, 2005 (which work has already been performed by PWC), or PWC to perform an audit of ITGH's results for the period from December 3, 2005 through December 31, 2005, including the balance sheet at December 31, 2005 (which is impractical given KPMG's status as the ongoing independent registered public accounting firm of the Company).

Alternatively, the Company proposed that it would seek a waiver from the SEC staff regarding the requirement that a principal independent registered public accounting firm audit or assume responsibility for reporting on at least 50% of the assets and revenues of the Company for the 2005 year. If the SEC staff granted this waiver, PWC could serve as the Company's principal auditor for the 2005 year. However, PWC has rejected this proposal.

Audit Committee's and Auditors' Views on Proposed Accounting Issues:

The Company's audit committee has been advised of these accounting and reporting matters and believes that SCI is the predecessor entity and that the Company should proceed to prepare its disclosures in accordance with the proposal set forth by PWC and KPMG described under "Conclusions" above, if the Office of the Chief Accountant of the Division of Corporation Finance agrees that such presentation is appropriate under the circumstances.

I will be glad to discuss any questions you may have and provide any additional information you may need in order to expedite resolution of this issue. You may contact me at (336) 379-6286, or email me at gary.smith@itg-global.com. Thank you for your consideration of this matter.

Sincerely,

Gary L. Smith
Executive Vice President and
  Chief Financial Officer

                       SCI, ITGH AND SUBSIDIARY COMPANIES
                           Consolidated Balance Sheets
                             (amounts in thousands)

                                                                       EXHIBIT 1

                                                                SCI                ITGH
                                                           December 31,        December 31,
                                                               2005                2005              Combined
                                                          -------------       -------------       -------------
                                                             (Audited)          (Unaudited)         (Unaudited)
ASSETS
    Current assets
      Cash and cash equivalents                           $       4,087       $       4,648       $       8,735
      Accounts receivable - net                                  34,266              86,698             120,964
      Sundry notes and accounts receivable                        1,621              11,814              13,435
      Inventories                                                25,557             110,171             135,728
      Deferred income taxes                                       1,879                 553               2,432
      Prepaid and other                                           5,193               7,617              12,810
                                                          -------------       -------------       -------------
        Total currentCassets Assets                              72,603             221,501             294,104

    Investments in and advances to
      unconsolidated affiliates                                     237               3,784               4,021
    Property, plant and equipment, net                           43,828              25,251              69,079
    Intangibles and deferred charges, net                           817               1,647               2,464
    Goodwill                                                         --               2,740               2,740
    Deferred income taxes                                            --              23,288              23,288
    Other assets                                                    869               1,130               1,999
                                                          -------------       -------------       -------------
                                                          $     118,354       $     279,341       $     397,695
                                                          =============       =============       =============
LIABILITIES AND SHAREHOLDERS' EQUITY
    Current liabilities
      Current maturities of long-term debt                $       5,675       $       3,456       $       9,131
      Short-term borrowings from bank                                --                 988                 988
      Accounts payable                                           15,195              34,895              50,090
      Accrued salaries and benefits                               2,981               3,696               6,677
      Sundry accounts payable and
        accrued liabilities                                       8,602              20,353              28,955
                                                          -------------       -------------       -------------
        Total current liabilities                                32,453              63,388              95,841

    Long-term liabilities
      Long-term debt and other long-term obligations                810              56,771              57,581
      Deferred income taxes                                       3,696                  --               3,696
      Other liabilities                                             319              29,356              29,675
                                                          -------------       -------------       -------------
        Total long-term liabilities                               4,825              86,127              90,952
                                                          -------------       -------------       -------------
        Total liabilities                                        37,278             149,515             186,793

    Minority interest in subsidiaries                               407               3,020               3,427
    Shareholders' equity
      Common stock                                                   54                 168                 222
      Preferred stock                                                --                  --                  --
      Contributed capital                                        56,545              61,152             117,697
      Treasury stock                                               (411)                 --                (411)
      Retained earnings                                          16,447              66,944              83,391
      Accumulated other comprehensive                                                                        --
        income (loss)                                             8,034              (1,458)              6,576
                                                          -------------       -------------       -------------
        Total shareholders' equity                               80,669             126,806             207,475
                                                          -------------       -------------       -------------
                                                          $     118,354       $     279,341       $     397,695
                                                          =============       =============       =============

                                  SCI, ITGH AND
                              SUBSIDIARY COMPANIES
                        Consolidated Statements of Income
                             (amounts in thousands)

                                                                       EXHIBIT 2

                                                                  SCI/ITGH             SCI
                                                                Period Ended       Period Ended
                                                                December 31,       December 2,
                                                                    2005               2005
                                                                (One Month)       (Eleven Months)
                                                               -------------      ---------------
                                                                (Unaudited)         (Unaudited)

Net sales                                                      $      49,246       $     207,595
Cost of goods sold                                                    45,519             184,070
                                                               -------------       -------------
              Gross profit (loss)                                      3,727              23,525
Selling and administrative expenses                                    6,122              14,838
Stock-based compensation and related cash bonus expense                   66                  --
Start-up costs on international initiatives                              209                  --
(Gain) loss on disposal of property, plant and equipment              (1,290)                114
Expenses associated with changes of control                            2,400                 565
Provision for restructuring and impairment                               312
                                                               -------------       -------------
              Loss from operations                                    (4,092)              8,008
Other income (expense):
    Interest income                                                      445                  58
    Interest expense                                                    (489)               (600)
    Other income (expense)                                              (195)               (411)
                                                               -------------       -------------
              Loss before income taxes                                (4,331)              7,055
Income tax expense (benefit):
    Current                                                           (1,376)              2,370
    Deferred                                                            (339)                 --
                                                               -------------       -------------
              Total income tax benefit                                (1,715)              2,370
                                                               -------------       -------------
Loss before equity in earnings (losses) of unconsolidated
    affiliates and minority interest                                  (2,616)              4,685
Equity in earnings (losses) of unconsolidated affiliates                  37                 757
Minority interest in loss of consolidated subsidiaries                   108                 511
                                                               -------------       -------------
Net income (loss)                                              $      (2,471)      $       5,953
                                                               =============       =============